
11008230

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A /A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

FUEGO FINO, INC.

(Exact name of issuer specified in its charter)

State of Georgia

(State or other jurisdiction of incorporation or organization)

10 Glen Lake Parkway, Suite 130, Sandy Springs, GA 30328

(Address including zip code, and telephone number, including area code of issuer's principle executive office)

Jessica Gutierrez, 1210 Pine Heights Drive, Atlanta, Georgia 30324

(Name, address, including zip code, and telephone number, including area code, of agent for service)

5812

(Primary Standard Industrial Classification Code Number)

27-1252260

(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Dated: September 29, 2011

FUEGO FINO, INC.

By: ______________________
Jessica Gutierrez
Its: President